

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2023

Joey Firestone
Chief Executive Officer
Elite Performance Holding Corporation
3301 NE 1st Ave. Suite M704
Miami, FL 33137

> **Re: Elite Performance Holding Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 20, 2023**
> **File No. 333-262483**

Dear Joey Firestone:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2022 letter.

Amendment No. 4 to Registration Statement on Form S-1 filed January 20, 2023

We will incur increased costs, page 14

1. We note your response to prior comment 5. Please note that upon effectiveness of this registration statement, you will be <u>required</u> to file reports pursuant to Exchange Act Section 15(d), unless and until that obligation is suspended. Therefore, please revise to eliminate the disclosure that you will merely be filing reports on a "voluntary" basis as requested in prior comment 5.

Executive Compensation, page 32

2. Please revise your disclosure to provide compensation information for your most recent completed fiscal year.

Joey Firestone
Elite Performance Holding Corporation
February 17, 2023
Page 2

Principal Stockholders, page 35

3.   Please tell us with specificity where you revised the disclosure in response to the last sentence of prior comment 6.

Exhibits

4.   In Section 4.14 of Exhibit 10.14, the agreement references what the subscriber "read." Section 1.7 references what the subscriber "understands." Please revise to eliminate those terms.

General

5.   Please update your disclosure throughout your document to the extent practicable. For example, we note the disclosure on pages 4 and 29 that "the company plans on making several of them full time employees in the 3rd quarter of 2022" and that the company "anticipates converting several sales consultants into full time employees in the third quarter of 2022," respectively.   As another example, we note the information on pages 41 and 42 about the amounts of outstanding balances on notes "as of March 31, 2022." We also note the date of Exhibit 10.14.

You may contact Claire Erlanger, Staff Accountant, at 202-551-3301 or Andrew Blume, Senior Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Matheau J. W. Stout